Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • Phone (818) 879-6900 • Fax (818) 879-6659
October 9, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington D.C. 20549
Attention: Jay Williamson

Re:	Your Comment Letter dated October 8, 2009 regarding Dole Food Company, Inc.’s Amendment to Registration Statement on Form S-1 Filed October 2, 2009 (File No. 333-161345)
Dear Mr. Williamson:
          Dole Food Company, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-161345) filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2009 and amended on September 18, 2009, September 24, 2009 and October 2, 2009 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”) and have included with this letter a marked copy of Amendment No. 4.
Form S-1, filed October 2, 2009
General
1.	We note your response to prior comment one from our letter dated September 30, 2009. It was unclear from your response and disclosure exactly when Mr. Murdock’s economic and financial risk of share ownership in the company would transfer to the trust and whether his voting rights were being decoupled. Please advise or revise.

Mr. Jay Williamson
October 9, 2009

          In response to the Staff’s comment, we have revised the disclosure on page 9 of Amendment No. 4 as requested to clarify Mr. Murdock’s position in connection with the trust offering.
Recent Developments, page 4
2.	We note that you did not disclose net income and net income per share for the quarters ending October 10, 2009 and October 4, 2008. We believe that net income and net income per share are amounts important to investors in understanding a company’s performance. Please disclose net income and net income per share for the quarters ending October 10, 2009 and October 4, 2008, or disclose in sufficient detail the reasons why you have omitted these measures for the period ended October 10, 2009.
          In response to the Staff’s comment, we have revised our disclosure on page 6 of Amendment No. 4 as requested to disclose the reasons why we have omitted estimated net income for the quarter ending October 10, 2009.
3.	To the extent you employ significant assumptions in developing your estimated third quarter 2009 financial results, disclose in reasonable detail the assumptions upon which the financial result depend. In addition, describe any trends, events or developments that impacted your third quarter 2009 financial results.
          In response to the Staff’s comment, we have revised our disclosure on page 5 of Amendment No. 4 as requested to disclose the assumptions upon which the financial results depend and to disclose trends, events, and developments, as applicable, impacting our estimated third quarter 2009 financial results.
4.	We generally believe that net income is the GAAP measure most directly comparable to Adjusted EBITDA when it is used as a performance measure. Please reconcile Adjusted EBITDA to net income or tell us why you do not believe it is the most directly comparable GAAP measure. For additional guidance, refer to the answer to question 15 within our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”, which may be located at http://www.sec.gov/divisions/corpfin /faqs/nongaapfaq.htm.

Mr. Jay Williamson
October 9, 2009

          In response to the Staff’s comment and consistent with our telephonic discussion occurring October 8, 2009 with the Staff concerning the appropriate presentation for Adjusted EBITDA and the revised disclosure reviewed supplementally by the Staff, we have revised our recent developments discussion beginning on page 4 of Amendment No. 4 to include a reconciliation to loss from continuing operations before income taxes and have also included additional discussion regarding why net income is not available.
Capitalization, page 26
5.	We note in your response to comment 10 in our letter dated September 30, 2009 that you plan to account for the nonmonetary transfer of ownership interests in idle farm land in Honduras held by the Company to other affiliates of Mr. Murdock, pursuant to paragraph D9 of SFAS 141R. We further note the revised disclosure in your Form S-1/A (No. 3) that states you will transfer such ownership interests to your existing stockholder. Please tell us who the Company will transfer their ownership interests to following the Merger Transaction.
          In response to the Staff’s comment, we note that the Honduras land will be transferred by dividend to two affiliates of Mr. Murdock through which he owns his shares in Dole.
6.	If the Company will transfer their ownership interests in idle farm land in Honduras to its existing stockholder, please explain to us how you determined the transaction was a transfer of nonmonetary assets between entities under common control transaction, as opposed to a nonreciprocal transfer of nonmonetary assets between an enterprise and its owners, similar to a dividend in-kind, pursuant to paragraph 18 of APB 29 (ASC 845-10-30-1).
          The Company intends to transfer its ownership interests in idle farm land in Honduras to affiliates of Mr. Murdock through which he owns his shares in Dole. We have revised the discussion in the capitalization table on page 27 of Amendment No. 4 to clarify that the farm land in Honduras will be transferred to affiliates of Mr. Murdock through which he owns his shares in Dole. Because the transfer of land will be to affiliates of Mr. Murdock through which he owns his shares in Dole, we considered paragraph 4 of APB 29 that indicates that APB 29 does not apply to a transfer of nonmonetary assets between companies or persons under common control. As such, we believe that paragraph 18 of APB 29 (ASC 845-10-30-1) would not apply. We considered paragraph D9 of SFAS 141R regarding the guidance on transfers of assets between entities under common control which indicates that such amounts should be accounted for at the historical carryover basis. Accordingly, we respectfully submit that we plan to account for the nonmonetary transfer of ownership interests in idle farm land in Honduras to affiliates controlled by Mr. Murdock in accordance with paragraph D9 of SFAS 141R.

Mr. Jay Williamson
October 9, 2009

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 31
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 35
7.	We note the income tax benefit of the pro forma Transfer Transaction adjustments on page 37 and the income tax impacts of the pro forma Refinancing Transaction adjustments on page 38 have been computed using an estimated U.S. statutory income tax rate of 37.5%. We further note on page F-55 that Dole’s U.S. federal statutory income tax rate was 35% for the fiscal years ended 2006-2008. As such, it appears to us that the pro forma tax effects were not calculated using the statutory rate in effect during the periods for which the pro forma income statements are presented. Please describe the increase in your estimated statutory income tax rate to 37.5% and the reasons for the increase.
          Consistent with the requirements of paragraph 47 of SFAS 109, the Company has used the applicable U.S. federal statutory rate of 35% for purposes of its rate reconciliation disclosure on page F-55 of Amendment No. 4. The Company, however, is also subject to state taxes in the U.S. and accordingly, the Company’s overall U.S. statutory rate, which includes the impact of state taxes net of the federal benefit, is 37.5%. The Company used its overall U.S. statutory rate of 37.5% in calculating taxes for the pro forma income statements given the pro forma adjustments are for U.S. transactions and we believe that the U.S. statutory blended rate of 37.5% best represents the associated tax impact for the pro forma adjustments for the periods presented. Accordingly, we respectfully submit that the statutory rate used in the disclosure on page F-55 of Amendment No. 4 of 35% and the statutory rate used in the pro forma financial statements is appropriate given the differences in the applicable requirements of each of these disclosures. In response to the Staff’s comment, however, we have revised our disclosure on pages 38 and 39 of Amendment No. 4 to provide further explanation as to how the rate of 37.5% was determined and why it is the most appropriate statutory rate to be used for pro forma adjustments.
Contemplated Transactions in Connection with the Offering, page 44
8.	We note from your response to comment 15 of our letter dated September 30, 2009, that cross-default and cross-acceleration provisions will still exist with respect to your own debt. Please clarify that the restructuring transactions will not eliminate those provisions with respect to your own debt.
          In response to the Staff’s comment, we have revised the disclosure on pages 8 and 47 of Amendment No. 4 as requested to clarify that our restructuring transactions will not eliminate cross-default and cross-acceleration provisions with respect to our own debt.

Mr. Jay Williamson
October 9, 2009

Executive Compensation, page 104
9.	We reissue comment 20 from our letter dated September 30, 2009. It appears from the disclosure on page 106 that CFROI is used to determine the bonus pool and the guideline bonus amount is attributable from that pool based upon the NEO’s target bonus. Therefore, it appears that this is an incentive plan, which the Compensation Committee then has discretion to increase or decrease. We continue to believe that the cash payments relating to the One-Year Plan should be reflected in the non-equity incentive plan column of the summary compensation table and should be included in the grants of plan based awards table, since the Compensation Committee only exercised its discretion to decrease the amount of the awards. We direct your attention to Question 119.02 from the Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
          As discussed with the Staff on October 8, 2009, in response to the Staff’s comment and based on our conversations with the Staff, we have revised the disclosure on pages 109 and 110 of Amendment No. 4.
Underwriting, page 133
10.	We note your statement on page 138 that the underwriters have performed various services for the company for which they have received customary fees and expenses. We also note that several of the underwriters participated in your September 18 debt offering. Please revise your disclosure to describe the role your underwriters played in the offering.
          In response to the Staff’s comment, we have revised the disclosure on page 141 of Amendment No. 4 as requested to describe the role our underwriters played in the September 18, 2009 debt offering.
Financial Statements
Dole Food Company, Inc.
Notes to Condensed Consolidated Financial Statements (Unaudited), page F-7
Note 17 — Subsequent Events, page F-37
11.	We note on page 97 that the Company is in the process of selling the corrugated box plants it owns and operates in Chile, Costa Rica, Ecuador and Honduras. To the extent material, please disclose the pending sale of these plants as a nonrecognized subsequent event pursuant to paragraph 13 of SFAS 165.

Mr. Jay Williamson
October 9, 2009

          Our discussion appearing on page 97 of Amendment No. 3 to the Registration Statement of the sale of our corrugated box plants that we own and operate in Chile, Costa Rica, Ecuador, and Honduras relates to the same operating properties in Latin America that are discussed as “Asset Sale Program” in Note 17 — Subsequent Events, page F-37 of Amendment No. 3. Accordingly, we respectfully submit that we have disclosed these sales as a nonrecognized subsequent event pursuant to paragraph 13 of SFAS 165 in our subsequent events footnote. Further, we wanted to advise the Staff that we have updated the F pages of Amendment No. 4 to update the subsequent event disclosures concerning these sales, given that additional developments related to these sales have occurred since our last filing. These updated disclosures include specific reference to the box plant properties in Chile, Costa Rica, Ecuador, and Honduras.
Exhibits
12.	We note your revised legality opinion states that it is “limited to the effect of the current state of the Delaware General Corporation Law . . .” It was unclear whether the reference to the DGCL was intended to be limiting. Please revise your opinion to indicate that it covers Delaware law, including all applicable statutory provisions, rules and regulations underlying those provisions, and applicable judicial and regulatory determinations or provide such representation supplementally. Also, please revise to remove the statement that you are not admitted to practice in the State of Delaware.
          In response to the Staff’s comment, our counsel has revised its draft legality opinion. The revised draft will be filed as correspondence on EDGAR.
          We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810.
Sincerely,
/s/ C. Michael Carter

C. Michael Carter

cc:	David A. DeLorenzo Joseph S. Tesoriero Jonathan K. Layne Alison S. Ressler